UNITED STATES
	             SECURITIES AND EXCHANGE COMMISSION
	                  Washington, D.C. 20549

                              Schedule 13D
                             (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                             TO RULE 13d-2(a)
	                     (Amendment No. 23)*

	               Boulder Total Return Fund, Inc.
                            (Name of Issuer)

                             Common Stock
                    (Title of Class of Securities)

                               101541100
                            (CUSIP Number)

                        Stephen C. Miller, Esq.
                         Krassa & Miller, LLC
                      1680 38th Street, Suite 800
                       Boulder, Colorado  80301
                           (303) 444-5483
     (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                             May 2, 2002

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




-------------------------------------------------------------------------
CUSIP No. 101541100
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power	      2,498,053
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power  2,498,053
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	2,498,053
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	26.53%
-------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		OO
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-------------------------------------------------------------------------
CUSIP No. 101541100
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		South Dakota
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power	      1,028,001
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power  1,028,001
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
     1,028,001
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  10.92%
-------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 101541100
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Badlands Trust Company
-------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
-------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		South Dakota
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power              12,735
Shares Bene-
ficially 		8.	Shared Voting Power           159,677
Owned by Each
Reporting		9.	Sole Dispositive Power         12,735
Person With
			10.	Shared Dispositive Power      159,677
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
      172,412
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	1.83%
-------------------------------------------------------------------------

14. 	Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 101541100
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Evergreen Atlantic LLC
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	OO
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.  Citizenship or Place of Organization  		Colorado
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power	      257,811
Shares,Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power  257,811
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	257,811
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	2.74%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 101541100
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart West Indies Trust
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	Not applicable
-------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power	      78,470
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power  78,470
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	78,470
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.83%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 101541100
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
-------------------------------------------------------------------------

3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	Not Applicable
-------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power	      54,132
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power  54,132
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	54,132
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.58%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 101541100
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)  	Not Applicable
-------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
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Number of		7.	Sole Voting Power	      27,075
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power  27,075
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	27,075
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.29%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------


-------------------------------------------------------------------------
CUSIP No. 101541100
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Evergreen Trust
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
-------------------------------------------------------------------------

3.  SEC Use Only
-------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	Not Applicable
-------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power	      19,273
Shares Bene-
ficially 		8.	Shared Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power  19,273
Person With
			10.	Shared Dispositive Power
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	19,273
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	0.20%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------

-------------------------------------------------------------------------
CUSIP No. 101541100
-------------------------------------------------------------------------

1.   Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2
-------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
-------------------------------------------------------------------------

3.  SEC Use Only
-------------------------------------------------------------------------

4.  Source of Funds (See Instructions)  	Not Applicable
-------------------------------------------------------------------------

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.  Citizenship or Place of Organization  		South Dakota
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power           172,412
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power      172,412
-------------------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
 	172,412
-------------------------------------------------------------------------

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
-------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)  	1.83%
-------------------------------------------------------------------------

14.  Type of Reporting Person (See Instructions)		OO
-------------------------------------------------------------------------

-------------------------------------------------------------------------
CUSIP No. 101541100
-------------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
-------------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
-------------------------------------------------------------------------

3.	SEC Use Only
-------------------------------------------------------------------------

4.	Source of Funds (See Instructions)  	Not applicable
-------------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
-------------------------------------------------------------------------

Number of		7.	Sole Voting Power
Shares Bene-
ficially 		8.	Shared Voting Power           257,811
Owned by Each
Reporting		9.	Sole Dispositive Power
Person With
			10.	Shared Dispositive Power      257,811
-------------------------------------------------------------------------

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	257,811
-------------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
-------------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	2.73%
-------------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
-------------------------------------------------------------------------



            Amendment No. 23 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of Boulder Total Return Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4 and 5 of this statement, previously filed by Horejsi, Inc. (HI), the Ernest Horejsi Trust No. 1B (the "Ernest Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), Badlands Trust Company ("Badlands"), Evergreen Atlantic LLC ("Evergreen Atlantic"), the Stewart West Indies Trust (the "West Indies Trust"), the Susan L. Ciciora Trust (the "Susan Trust"), the John S. Horejsi Trust (the "John Trust"), and the Evergreen Trust (the "Evergreen Trust"), as the direct beneficial owner of Shares, and the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust") and Stewart R. Horejsi, by virtue of the relationships described previously in this Statement, are hereby amended, or amended and restated, as set forth below.

Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

	The total amount of funds required by the Ernest Trust to purchase the Shares as reported in Item 5(c) was $292,718.33. Such funds were provided by the Ernest Trust's cash on hand, intertrust advances from the Brown Trust, and margin borrowings under an account maintained by the Ernest Trust with Merrill, Lynch, Pierce, Fenner & Smith Incorporated. Intertrust advances bear interest at short term applicable federal rates and are due monthly.

Item 4.	Purpose of Transaction.

	No change except for the addition of the following:

	The Reporting Persons intend to liquidate a portion of the Shares reported in Item 5(c) in order to reduce their holdings in the Company and to generate cash flow to pay current and long-term obligations. Notwithstanding a present intent to liquidate the Shares, the extent of any liquidation will depend on the Reporting Persons' evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions). The Reporting Persons, and in particular, the Ernest Trust, have indicated a present intention to liquidate an aggregate of approximately 94,000 Shares and have no present intentions of acquiring additional Shares. In furtherance thereof, the Ernest Trust filed Form 144 with the Securities and Exchange Commission on May 2, 2002, giving notice of the proposed sale.

	Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market, and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	The Reporting Persons may be deemed to control the Company.


Item 5.     Interest in Securities of the Issuer.

		No change except for the addition of the following:

     (a)	The Ernest Trust is the direct beneficial owner of
2,498,053 Shares, or approximately 26.53% of the 9,416,743 Shares outstanding as of February 28, 2002, according to information contained in the Company's Annual Proxy Statement dated March 18, 2002 (the "Outstanding Shares").

		The Brown Trust is the direct beneficial owner of 1,028,001 Shares, or approximately 10.92% of the Outstanding Shares.


		Evergreen Atlantic is the direct beneficial owner of 257,811 Shares, or approximately 2.74% of the Outstanding Shares.

		The West Indies Trust is the direct beneficial owner of 78,470 Shares, or approximately 0.83% of the Outstanding Shares.

		The Susan Trust is the direct beneficial owner of 54,132 Shares, or approximately 0.57% of the Outstanding Shares.

		The John Trust is the direct beneficial owner of 27,075 Shares, or approximately 0.29% of the Outstanding Shares.

		The Evergreen Trust is the direct beneficial owner of 19,273 Shares, or approximately 0.20% of the Outstanding Shares.

		Badlands is the direct beneficial owner of 12,735 Shares, or approximately 0.14% of the Outstanding Shares. By virtue of the relationships previously reported in this Statement, Badlands may be deemed to be the indirect beneficial owner of the 159,677 Shares directly beneficially held by the West Indies Trust, the Susan
Trust, and the John Trust, or approximately 1.70% of the Outstanding
Shares.

	By virtue of the relationships previously reported in this Statement, the Stewart Trust may be deemed to be the indirect beneficial owner of the 172,412 Shares directly beneficially held by Badlands, the West Indies Trust, the Susan Trust, and the John
Trust, or approximately 1.8% of the Outstanding Shares.

	By virtue of the relationships previously reported in this Statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the 257,811 Shares directly beneficially held by Evergreen Atlantic, or approximately 2.7% of the Outstanding Shares.
 In addition, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons. Except as set forth above with respect to Evergreen Atlantic, Mr. Horejsi disclaims all such beneficial ownership.

	By virtue of the relationships and transactions previously described in this Statement, the Reporting Persons may be deemed to constitute a group. Except as specifically set forth above in connection with Badlands (with respect to the West Indies Trust, the Susan Trust and the John Trust), the Stewart Trust (with respect to Badlands, the West Indies Trust, the Susan Trust, and the John Trust) and Mr. Horejsi (with respect to Evergreen Atlantic), each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by the other Reporting Persons.

(c) The table below sets forth sales of the Shares by the Ernest Trust since November 1, 1999. Such sales were effected by the Ernest Trust on the New York Stock Exchange.


    Date           Amount of Shares         Approximate Price
                                                Per Share
                                      (exclusive of commissions)

  4/11/2000            5,000                    $9.7500
  4/11/2000            5,000                    $9.6875
  4/24/2000            2,700                    $9.8125
  4/24/2000            1,000                    $9.6875
  4/25/2000              100                    $9.8125
  4/26/2000            5,100                    $9.8125
  4/27/2000            2,100                    $9.8125
  5/1/2000             3,000                    $9.6875
  5/3/2000             6,000                    $9.6875








                               Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2002


                                 /s/ Stewart R. Horejsi

                                 Stewart R. Horejsi
                                 individually and as manager of
                                 Evergreen Atlantic LLC



                                 /s/ Stephen C. Miller
                                Stephen C. Miller, as Vice
                                President of Badlands Trust
                                Company, trustee of the Ernest
                                Horejsi Trust No. 1B, the Lola
                                Brown Trust No. 1B, the Stewart R.
                                Horejsi Trust No. 2, the Susan L.
                                Ciciora Trust, the John S. Horejsi
                                Trust, the Stewart West Indies
                                Trust, and the Evergreen Trust.